                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     (MARK ONE)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM          TO
                                           ----------  -----------

                        COMMISSION FILE NUMBER 333-35942

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               THE SCOTTS COMPANY
                         UNION RETIREMENT SAVINGS PLAN

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The Scotts Company
                              41 South High Street
                                   Suite 3500
                              Columbus, Ohio 43215
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THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                                        PAGE

Report of Independent Accountants                                         1

Financial Statements:

    Statements of Net Assets Available for Benefits as of
      December 31, 2000                                                   2

    Statements of Changes in Net Assets Available for Benefits
      for the Years Ended December 31, 2000                               3

    Notes to Financial Statements                                         4



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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of
The Scotts Company
Union Retirement Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Scotts Company Union Retirement Savings Plan (the "Plan") as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
April 20, 2001



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THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                                  2000

Net assets available for benefits:
    Investment in master trust                                   $   80,491
    Employer contribution receivable                                  7,113
    Employee contribution receivable                                  4,135
                                                          ------------------

        Total net assets available for benefits                  $   91,739
                                                          ------------------




    The accompanying notes are an integral part of the financial statements.


                                      - 2 -


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THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


                                                                2000

Increases:
    Employer contributions                                       $   39,193
    Participant contributions                                        60,794
                                                          ------------------

      Total increases                                                99,987
                                                          ------------------

Decreases:
    Net loss from master trust                                        2,739
    Benefits paid to participants                                     5,509
                                                          ------------------

      Total decreases                                                 8,248
                                                          ------------------

Net increase in net assets available for benefits                    91,739

Net assets available for benefits, beginning of year                      -
                                                          ------------------

Net assets available for benefits, end of year                   $   91,739
                                                          ------------------



    The accompanying notes are an integral part of the financial statements.


                                      - 3 -


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THE SCOTTS COMPANY UNION RETIREMENT UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
--------------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         Effective January 1, 2000, The Scotts Company Union Retirement Savings Plan (the Plan), a contributory defined contribution benefit plan, was established by the Plan's sponsor, The Scotts Company (the Company). The Plan is a contributory defined contribution benefit plan sponsored by The Scotts Company. The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of Plan provisions, such as eligibility, vesting, allocation and funding.

         ELIGIBILITY
         Certain regular domestic Union employees of the Company are eligible to participate in the Plan on the first day of the month immediately following or coincident with their date of employment. Certain temporary domestic Union employees are eligible to participate on the January 1 or July 1 subsequent to completing one year of eligibility service and attaining age 21.

         EMPLOYEE CONTRIBUTIONS
         The Plan provides for participants to make pre-tax or after-tax contributions up to 15% of eligible wages, not to exceed the annual Internal Revenue Service (IRS) maximum deferral amount.

         EMPLOYER CONTRIBUTIONS
         The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. The Company also matches participant contributions $0.50 on the dollar for the first 2% of participant pre-tax contributions.

         VESTING
         Participants are immediately vested in their contributions plus actual earnings thereon. Matching contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service, or upon attainment of age 65 prior to terminating employment.

         FORFEITURES
         The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures totaled $427 for the year ended December 31, 2000.

         INVESTMENTS
         All investments are participant-directed. Participants can change their investment options on a daily basis. The following investment options are available to participants:

         - FIDELITY PURITAN FUND--assets are invested in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any maturity.

         - FIDELITY CONTRAFUND--assets are primarily invested in U.S. and foreign common stocks that are believed to be undervalued.

         - FIDELITY BLUE CHIP FUND--assets are primarily invested in common stock of established and/or rapidly growing companies. Approximately 65% of this fund's total assets invest in common stock of blue chip companies.

         - FIDELITY WORLDWIDE FUND--assets are invested in stocks and other securities of companies located around the world.


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THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


         - FIDELITY FREEDOM INCOME FUND--assets are primarily invested in bond and money market funds. A smaller percentage of assets are invested in equity mutual funds.

         - FIDELITY FREEDOM 2000 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds. Assets are allocated among these funds according to an asset allocation strategy which becomes more conservative over time.

         - FIDELITY FREEDOM 2010 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2010 approaches.

         - FIDELITY FREEDOM 2020 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2020 approaches.

         - FIDELITY FREEDOM 2030 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds. The asset mix becomes more conservative as year 2030 approaches.

         - FIDELITY MANAGED INCOME PORTFOLIO--assets are invested in investment contracts of major insurance companies and other approved financial institutions, and in other fixed income securities. A small percentage of assets are invested in money market funds to provide daily liquidity.

         - SPARTAN U.S. EQUITY INDEX FUND--assets are invested in stocks and in approximately the same proportions as the Standard & Poor's 500 Stock Index.

         - BARON ASSET FUND--assets are invested in stocks with prices perceived as low relative to the related companies' profits, assets, and other value measures.

         - PIMCO TOTAL RETURN FUND--assets are invested in various types of bonds, including U.S. government, corporate, mortgage, and foreign bonds with an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years).

         - THE SCOTTS COMPANY SHARES--assets consist entirely of The Scotts Company common shares and cash equivalents.

         BENEFIT PAYMENTS
         Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution. The Plan also provides for hardship and in-service withdrawals for active employees under certain circumstances.

         PARTICIPANT LOANS
         Loans are available to participants from their individual accounts subject to the terms of the Plan.


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THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         INVESTMENTS
         Excluding participant loans, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value.

         ADMINISTRATIVE EXPENSES
         The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

         PAYMENTS OF BENEFITS
         Benefits are recorded when paid.

         USE OF ESTIMATES
         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options, which are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.       MASTER TRUST

         Effective January 1, 2000, a master trust was established to invest certain assets of the Plan and certain assets of the Company's other defined contribution plan, The Scotts Company Retirement Savings Plan. Each plan's accounting is maintained separately; the respective plan's value is a percentage of the master trust. Plan activities, such as contributions and benefit payments, are recorded in the individual plan's accounting records.


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


THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


         Net earnings of the master trust are allocated between the plans based on a weighted average of assets related to each plan. Total net earnings for the master trust for the year ended December 31, 2000 are as follows:

                                                                        NET
                                                                    APPRECIATION
                                                                   (DEPRECIATION)
                                                  INTEREST AND      IN FAIR VALUE      ADMINISTRATION
                                                   DIVIDENDS        OF SECURITIES         EXPENSES           TOTAL
                                              -----------------    ---------------     --------------     -----------
         Mutual funds                             $ 7,548,026       $ (12,332,300)         $ (14,347)     $(4,798,621)
         Common trust fund                            698,257                   -             (2,681)         695,576
         The Scotts Company Common Shares              31,542            (179,130)            (1,451)        (149,039)
         Loans to participants                        212,344                   -                  -          212,344
                                              -----------------    ---------------     --------------     -----------

             Total                                 $8,490,169       $ (12,511,430)         $ (18,479)     $(4,039,740)
                                              =================    ===============     ==============     ===========


         Total assets held in the master trust at December 31, 2000 were as follows:

         Cash and cash equivalents                                                              $ 439,536

         Investments
             Mutual funds, at fair value                                                      119,120,168
             Common trust fund, at fair value                                                  12,901,238
             The Scotts Company Common Shares, at fair value                                    8,538,029
             Loans to participants, at cost                                                     2,938,128
                                                                                          ----------------

               Total investments                                                              143,497,563
                                                                                          ----------------

         Receivable from broker                                                                   226,447

               Total master trust net assets                                                  144,163,546
                                                                                          ================

         The Scotts Company Union Retirement Savings Plan
             interest in master trust net assets                                                   0.058%
                                                                                          ================


         Accounting policies discussed in Note 1 also apply to the master trust.

         Cash equivalents include short-term, highly liquid investments with original term to maturity of 90 days or less. Cost approximates fair value.


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THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


         At December 31, 2000, the master trust had investments in the Company's common shares, as follows:

                                                          2000
                                             -------------------------------
                                                                FAIR MARKET
                                                SHARES             VALUE
                                             -------------   ---------------

         The Scotts Company Common Shares       231,148       $ 8,538,029
                                             =============   ===============


         The Company's common shares are valued at quoted market prices, which were $36.94 per share at December 31, 2000.

5.       TAX STATUS

         The Plan has not yet obtained a determination letter from the Internal Revenue Service stating that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. However, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and is therefore not subject to income taxes.

6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of the Employee Retirement Income Security Act of 1974, and the Company's collective bargaining agreement with the Union. In the event the Plan is terminated, participants will become fully vested in their accounts.

7.       RECONCILIATION TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                   2000
                                                         ------------------

             Net assets available for benefits per
                 the financial statements                       $   91,739
             Amounts allocated to withdrawing
                 participants                                          (29)
                                                         ------------------

             Net assets available for benefits
                 per Form 5500                                  $   91,710
                                                         ===================



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THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000
--------------------------------------------------------------------------------


         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                                  2000
                                                       -------------------

            Benefits paid to participants per
                the financial statements                       $    5,509
            Amounts allocated to withdrawing
                participants in the current year                       29
                                                       -------------------

            Benefits paid to participants per
                the Form 5500                                  $    5,538
                                                       ===================

                                  SIGNATURES
                                  ----------

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                               THE SCOTTS COMPANY UNION
                                               RETIREMENT SAVINGS PLAN



Date: June 28, 2001                            By: /s/ Hadia Lafavre
                                                   ---------------------------

                                               Printed Name: Hadia Lefavre
                                                             -----------------

                                               Title: Executive Vice President,
                                                      -------------------------
                                                      Human Resources Worldwide
                                                      -------------------------

               THE SCOTTS COMPANY UNION RETIREMENT SAVINGS PLAN
                          ANNUAL REPORT ON FORM 11-K
                   FOR FISCAL YEAR ENDED DECEMBER 31, 2000



                              INDEX TO EXHIBITS
                              -----------------

Exhibit No.             Description
-----------             -----------

    23                  Consent of Independent Public
                        Accountants